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                           August 21, 2023

       Michael James
       Chief Financial Officer
       Edible Garden AG Incorporated
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed August 18,
2023
                                                            File No. 333-274080

       Dear Michael James:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Alexander McClean, Esq.